Tariffs Increase Announcement


Rio de Janeiro, July 24 - Tele Norte Leste Participacoes, S.A. (NYSE: TNE) announces that on June 27, 2003, Anatel authorized a rise in telephone tariffs basket of local and domestic and international long-distance services, in addition to network usage, as provided for in the concession agreements. Tariff increases approved were equal to 28.75% (local services), 24.85% (LDN), and 10.54% (LDI), on average.

This decision gave rise to some 40 judicial claims throughout the country, questioning the tariffs increases approved by the regulatory agency.

In light of the large number of claims and the different preliminary sentences passed by the courts with respect to the individual suits, TNE has pleaded for conflict of venues before the Supreme Court of Justice (Superior Tribunal de Justica - "STJ").

On July 11, 2003, the STJ president ordered that until the final judgment on merits, scheduled for August, following the STJ recess, tariffs must be adjusted based on the accumulated IPCA variation over the past 12 months up to May 2003 - 17.24%, according to a preliminary decision passed by the judge of the 2nd Federal Court in Fortaleza. Accordingly, all injunctions granted by other districts or jurisdictions, as well as those yet to be granted, will be automatically suspended and the decision of the Fortaleza Court will prevail. Such Court will be deemed competent to pass decisions on urgent cases in connection with this matter.

In fact, in accordance with the STJ decision, as of July 12, retroactively to June 29, 2003, TNE increased its rates for services rendered, based on the following average percentages:

Residential Subscription:			+ 14.34%
Non-residential Subscription:			+ 23.95%
Subscription - Trunk:				+ 23.95%
Residential Pulse: 				+ 14.34%
Non-residential Pulse:				+ 23.95%
Installation:					+ 23.95%
Domestic Long-distance:				+ 14.28%
International Long-distance:			+  6.04%
Change of Address:				+ 17.24%

Marcos Grodetzky
Investor Relations Director